UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No.   )

1.	Name of the Registrant: Tejon Ranch Company
2.	Name of Person Relying on Exemption: Nitor Capital Management LLC
3.	Address of Person Relying on Exemption: 600 Sylvan Avenue Englewood Cliffs, New Jersey 07632
4.	Written Materials. The following written material is attached: Press Release, dated May 9, 2024

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Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Nitor Capital Management LLC is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Nitor Capital Management LLC and its affiliates.

PLEASE NOTE: Nitor Capital Management LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Nitor Capital Management Commends Tejon Ranch Stockholders for Withholding Support for Certain Directors and Voting Against Executive Compensation at Upcoming Annual Meeting

Highlights ISS and Glass Lewis Recommend to Withhold Votes for Nominating Committee Chair Michael H. Winer and Glass Lewis Recommends Voting Against Executive Compensation

Urges Stockholders to Withhold Support for Steven A. Betts, Norman J. Metcalfe, Geoffrey L. Stack and Michael H. Winer and Vote Against Executive Compensation

ENGLEWOOD CLIFFS, N.J., May 9, 2024 -- Nitor Capital Management LLC (together with its affiliates, “Nitor Capital Management” or “we”), a significant stockholder of Tejon Ranch Company (NYSE: TRC) (“Tejon Ranch” or the “Company”) which beneficially owns approximately 1.8% of Tejon Ranch’s outstanding shares, today commented on the Company’s upcoming annual meeting of stockholders scheduled to be held on May 14, 2024.

“We wanted to commend our fellow stockholders, California State Teachers’ Retirement System (CalSTRS) and Calvert Research and Management for joining us in taking an important first step to hold the Board accountable for the Company’s over 20 year history of abysmal performance, lack of tangible stockholder value creation and questionable compensation practices by WITHHOLDING their votes for the election of certain of the Company’s directors and voting AGAINST the approval of executive compensation at the Company’s 2024 annual meeting of stockholders.1

Nitor Capital Management was also pleased by leading independent proxy advisory firms ISS and Glass Lewis recommending stockholders to WITHHOLD votes for the election of Nominating Committee Chair Michael H. Winer, and Glass Lewis’ further recommendation to vote AGAINST the Company’s say-on-pay proposal at the upcoming annual meeting. We believe these recommendations provide further validation for our views on the need for accountability in the boardroom and our concerns regarding the poor compensation practices at Tejon Ranch.

We continue to urge our fellow stockholders to join Nitor Capital Management in sending a clear message to the Board that the status quo will no longer be tolerated by WITHHOLDING support for the election of Compensation Committee Chair Steven A. Betts, Chairman of the Board Norman J. Metcalfe, Real Estate Committee Chair Geoffrey L. Stack and Nominating Committee Chair Michael H. Winer, and voting AGAINST approval of executive compensation.”

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1 Per Bloomberg, (i) CalSTRS withheld support for all incumbent directors and voted against approval of executive compensation, and (ii) Calvert Research and Management withheld support for Steven A. Betts, Norman J. Metcalfe, Daniel R. Tisch and Michael H. Winer and voted against approval of executive compensation.

About Nitor Capital Management LLC

Nitor Capital Management LLC is an investment management firm based in Englewood Cliffs, New Jersey that manages capital on behalf of institutional and high-net worth investors. The firm manages Nitor Capital LLC, an investment fund that makes long-term, concentrated investments in companies that own unique, high-caliber, businesses and assets.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. NITOR CAPITAL MANAGEMENT LLC IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. NITOR CAPITAL MANAGEMENT LLC IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contact

David J. Spier

Nitor Capital Management LLC

dspier@nitorcapital.com